Exhibit 16.2

June 19, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for HMN Financial, Inc. and, under the date of March 11, 2014, we reported on the consolidated financial statements of HMN Financial, Inc. as of and for the years ended December 31, 2013 and 2012. On May 2, 2014, we were dismissed. We have read HMN Financial, Inc. statements included under Item 4.01 of its Form 8-K/A dated June 19, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with HMN Financial, Inc.’s statements that the change was (1) subject to obtaining an acceptable engagement letter from the proposed successor firm, and (2) approved by the Audit Committee of the Board of Directors.

Very truly yours,